                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Tefron's press release, dated May 16, 2006

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statement on Form S-8 (Registration No. 333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          -----------------------
                                          Hanoch Zlotnik
                                          Finance Manager

Date: May 16, 2006

                                       3

                 TEFRON LTD. ANNOUNCES NEW CENTER OF EXCELLENCE,
                              PARTNERSHIP WITH NIKE

MISGAV, ISRAEL - MAY 16, 2006 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), announced today the launch of a joint CENTER OF EXCELLENCE with Nike, located at Nike's world headquarters in Beaverton, Oregon. The CENTER OF EXCELLENCE will focus on integrating innovation and technology into garment manufacturing, on creating first rate products and on leveraging market trends.

Through this joint and strategic partnership, it is intended that Tefron will serve as Nike's primary source in the development and manufacture of Nike's seamless products. The CENTER OF EXCELLENCE is the result of close collaboration between Nike and Tefron and will be responsible for all aspects of product commercialization for Nike Global, Seamless and Pro projects.

Yos Shiran, CEO of Tefron, commented on the announcement: "We are very pleased with this strategic step, which we see as a significant milestone in our growing cooperation with Nike. Nike is a world leader in Sport apparel and in the fast growing performance seamless apparel segment. We are excited to be chosen by
Nike as its primary source for seamless products, and we see a significant potential to increase our active-wear revenues as a result of this collaboration with Nike upon implementation of this new initiative."

ABOUT TEFRON

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein,
Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, T-shirts, nightwear, bodysuits, swim wear, beach wear and active wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO
THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE
FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD
CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN
PRODUCT DEMAND, CHANGING ECONOMIC CONDITIONS, LOWER PRICES AS WELL AS CERTAIN
OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE
SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO
PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT
EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF
UNANTICIPATED.

COMPANY CONTACT                        IR CONTACT

Asaf Alperovitz                        Ehud Helft / Kenny Green
Chief Financial Officer                G.K. Investor Relations
+972-4-9900803                         1 866 704 6710
Aasaf@Tefron.com                       Ehud@gkir.com / Kenny@gkir.com